Legg Mason Partners Equity Trust
Legg Mason ClearBridge Equity Income Builder Fund
Sub-item 77M



LEGG MASON CLEARBRIDGE EQUITY INCOME BUILDER FUND a series of LEGG MASON PARTNERS EQUITY TRUST

       The Legg Mason ClearBridge Equity Income Builder Fund, pursuant to the Agreement and Plan of Reorganization, acquired the assets and liabilities of the Legg Mason ClearBridge Dividend
Strategy Fund, effective April 29, 2011.